Profit and Loss

Indy 2 LLC
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
41000 Beer Sales	191,536.35
41100 Liquor Sales	424,049.40
41200 Wine Sales	54,300.14
41300 NA Bev Sales	47,475.11
41400 Retail Sales	14,783.24
42000 Food Sales	1,342,180.86
Event Sales	1,930.00
Events Income	3,580.00
Refunds	-793.84
Room Rental	1,000.00
Total for Income	**$2,080,041.26**
Cost of Goods Sold	
53000 Merchant Account Fees	60,284.67
Beer Costs	57,961.48
Food Costs	373,853.75
Liquor Costs	102,713.50
Merchandise COGS	173.20
NA Bev Costs	16,525.35
Wine Costs	19,057.36
Total for Cost of Goods Sold	**$630,569.31**
Gross Profit	**$1,449,471.95**
Expenses	
Advertising & marketing	$87,712.54
Website ads	6,626.82
Total for Advertising & marketing	**$94,339.36**
Bank fees & service charges	-$26.92
Delivery Service Fees	92,600.71
Loan Fees	34,313.78
Total for Bank fees & service charges	**$126,887.57**
Business licenses and Permits	3,861.06
Company Party	2,616.27
Contributions to charities	700.00
Dues & subscriptions	3,099.62
Furnishings and Decor	1,663.69
Hiring Expense	954.42
Insurance	$25,940.73
Health insurance & accident plans	17,953.25
Total for Insurance	**$43,893.98**
Interest paid	20,818.24

Profit and Loss

Indy 2 LLC
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Kitchen Equipment	4,622.90
Legal & accounting services	0
Accounting fees	2,470.51
Payroll Processing Fee	4,107.90
Professional Fees	$7,184.26
Advertising/Promotional	521.29
Total for Professional Fees	**$7,705.55**
Total for Legal & accounting services	**$14,283.96**
Management Fees	12,000.00
Meals	$2,798.02
Travel meals	182.88
Total for Meals	**$2,980.90**
Music and Entertainment	31,776.82
Office expenses	$4,996.00
Office supplies	861.66
Postage & Delivery	1,168.37
Printing & photocopying	114.75
Software & apps	20,654.93
Total for Office expenses	**$27,795.71**
Operating Supplies	$69.36
Bar Supplies	3,159.88
Chemical & Janitorial	10,648.28
Kitchen Supplies	$30,003.33
Co2	1,536.75
Propane	1,144.00
Total for Kitchen Supplies	**$32,684.08**
Paper & Disp	40,447.47
Total for Operating Supplies	**$87,009.07**
Parking Tickets	1,270.00
Payroll expenses	0
Payroll Taxes	78,035.23
Salaries & wages	588,203.29
Total for Payroll expenses	**$666,238.52**
Rent	164,412.38
Repairs & maintenance	$27,165.46
Cleaning Service	2,315.66
Pest Control	2,383.16
Total for Repairs & maintenance	**$31,864.28**
Security	1,009.26
Sponsorship	950.00
Supplies	10,803.39

Profit and Loss

Indy 2 LLC

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Taxes paid	0
Mixed Beverage Gross Tax	30,881.62
Total for Taxes paid	**$30,881.62**
Travel	$516.62
Hotels	499.87
Parking & tolls	44.10
Total for Travel	**$1,060.59**
Uniforms	8,891.71
Utilities	$46,057.14
Heating & cooling	5,864.61
Internet & TV services	3,085.85
Total for Utilities	**$55,007.60**
Total for Expenses	**$1,451,692.92**
Net Operating Income	**-$2,220.97**
Other Income	
Interest earned	12,188.34
Total for Other Income	**$12,188.34**
Other Expenses	
Amortization expenses	14,798.00
Depreciation	111,451.00
Profit Share Payable	300.00
Total for Other Expenses	**$126,549.00**
Net Other Income	**-$114,360.66**
Net Income	**-$116,581.63**

Balance Sheet

Indy 2 LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Indy 2 LLC (6521) - 2	-17,920.73
Total for Bank Accounts	**-$17,920.73**
Accounts Receivable	
Other Current Assets	
Deposits to be Classified	0
Cash Payments	$150,567.18
Cash Over/Short	-83,167.64
Total for Cash Payments	**$67,399.54**
Credit Card	2,976.45
Doordash	-3,062.77
Grubhub	1,357.22
House Account	-$7,291.18
Prepaid Orders	-767.19
Total for House Account	**-$8,058.37**
Mr Yum	-159.20
Uber Eats	8,312.88
Total for Deposits to be Classified	**$68,765.75**
Gift Cards	2,884.27
Loans to others	240.00
Total for Other Current Assets	**$71,890.02**
Total for Current Assets	**$53,969.29**
Fixed Assets	
Accumulated amortization	-33,296.00
Accumulated depreciation	-245,846.00
Buildings	0
Building Construction	$1,301,055.20
Architecture	40,131.21
Landlord Reimbursement	-297,700.00
Total for Building Construction	**$1,043,486.41**
Exterior Sign	36,453.42
Furniture & fixtures	24,731.57
Glass	82,489.00
Patio	8,300.00
Ping Pong Table	5,000.00
Security System	10,105.14
Sound System	36,599.34

Balance Sheet

Indy 2 LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Steel	32,000.00
Tables	11,150.00
Vent Hoods	66,339.70
VRF System	72,457.00
Total for Buildings	**$1,429,111.58**
Mural	3,750.00
Tools, machinery, and equipment	0
Draft System	3,618.69
Equipment Purchase	55,795.00
Office Computer	6,598.11
Toast POS System	5,644.76
Walk-In Cooler	45,525.04
Total for Tools, machinery, and equipment	**$117,181.60**
Total for Fixed Assets	**$1,270,901.18**
Other Assets	
Lease Deposit	300,000.00
Security deposits	0
Security deposit	31,278.39
Total for Security deposits	**$31,278.39**
Startup & organizational costs	$325.82
Accounting Fees	8,000.00
Advertising	545.16
Appraisal Fee	3,950.00
Bank Fees	284.50
Beer	708.00
Consulting	65,000.00
Hiring Expense	3,519.83
Legal Expenses	18,105.00
Licenses held	7,669.53
Liquor	711.85
Management Fees	10,000.00
Marketing	3,000.00
Permits	960.00
Printing	539.46
Rent	22,189.07
Software	7,009.43
Startup costs	503,227.68
Supplies	58,081.70
Uniforms	9,248.49

Balance Sheet

Indy 2 LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Total for Startup & organizational costs	**$723,075.52**
Total for Other Assets	**$1,054,353.91**
Total for Assets	**$2,379,224.38**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-6,600.75
Total for Accounts Payable	**-$6,600.75**
Credit Cards	
Chase CC H. SCOTT (3371) - 1	26,593.95
Total for Credit Cards	**$26,593.95**
Other Current Liabilities	
27000 Sales Tax Payable	11,142.12
28000 Tips Payable	42,491.45
Brent Turnipseed Loan	10,000.00
Industry Restaurants LLC	46,561.93
Line of Credit 2777	200,000.00
Line of Credit 2786	
Payroll Clearing Account	21,529.50
Payroll wages and tax to pay	$1,211.57
Payroll Liabilities	11,023.67
Total for Payroll wages and tax to pay	**$12,235.24**
Short-term loans from shareholders	4,431.39
Toast Loan	
Toast Loan 2	24,412.55
Total for Other Current Liabilities	**$372,804.18**
Total for Current Liabilities	**$392,797.38**
Long-term Liabilities	
Bee Cave Bridge Loan	
InKind Loan	55,444.28
Joshua Alley Loan	
Loan 21222782	1,827,088.00
Rewards Network Loan	
Total for Long-term Liabilities	**$1,882,532.28**
Total for Liabilities	**$2,275,329.66**

Balance Sheet

Indy 2 LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-629,523.65
Net Income	-116,581.63
Investors	0
Adrien Drouilhet	25,000.00
Amy Van Horn	50,000.00
Daniel Alden	50,000.00
David Wolff	50,000.00
Eleuterio Garza	12,500.00
Elizabeth Alden	25,000.00
GFY Hospitality	250,000.00
Jason Drouilhet	25,000.00
Jaytyler Ferretti	100,000.00
Jim Bishop	25,000.00
Josh Cunningham	25,000.00
Lisa Crane	25,000.00
Matt Ball	50,000.00
Ryan McCallum	12,500.00
Scott Monroe	100,000.00
Sean Bennett	25,000.00
Total for Investors	**$850,000.00**
Total for Equity	**$103,894.72**
Total for Liabilities and Equity	**$2,379,224.38**

Statement of Cash Flows

Indy 2 LLC

January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-116,581.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	
27000 Sales Tax Payable	11,712.26
28000 Tips Payable	21,319.29
Accounts Payable (A/P)	-25,995.91
Accumulated amortization	14,798.00
Accumulated depreciation	111,451.00
Brent Turnipseed Loan	10,000.00
Chase CC H. SCOTT (3371) - 1	-82.30
Deposits to be Classified:Cash Payments	-81,478.60
Deposits to be Classified:Cash Payments:Cash Over/Short	42,754.87
Deposits to be Classified:Credit Card	6,667.67
Deposits to be Classified:Doordash	4,866.09
Deposits to be Classified:Grubhub	1,067.32
Deposits to be Classified:House Account	9,290.61
Deposits to be Classified:Mr Yum	510.30
Deposits to be Classified:Uber Eats	-7,393.68
Gift Cards	-805.41
Industry Restaurants LLC	-5,882.98
Loans to others	-240.00
Payroll Clearing Account	9,607.27
Payroll wages and tax to pay	1,211.51
Payroll wages and tax to pay:Payroll Liabilities	11,023.73
Short-term loans from shareholders	14,923.35
Toast Loan 2	-34,798.32
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$114,526.07**
Net cash provided by operating activities	**-$2,055.56**
INVESTING ACTIVITIES	
Mural	-3,750.00
Startup & organizational costs	-10.00
Net cash provided by investing activities	**-$3,760.00**
FINANCING ACTIVITIES	
InKind Loan	22,510.27
Loan 21222782	-7,500.00
Rewards Network Loan	-12,020.19
Net cash provided by financing activities	**$2,990.08**
NET CASH INCREASE FOR PERIOD	**-$2,825.48**
Cash at beginning of period	**-$15,095.25**
CASH AT END OF PERIOD	**-$17,920.73**